DC No Act P.E. 1-9-07

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07047212

March 9, 2007

Elizabeth W. Powers
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019-5389

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/9/2007

Re: IDACORP, Inc.
Incoming letter dated January 9, 2007

Dear Ms. Powers:

This is in response to your letter dated January 9, 2007 concerning the shareholder proposal submitted to IDACORP by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002

LEBOEUF, LAMB, GREENE & MACRAE LLP

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
CHICAGO
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
PITTSBURGH
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

WRITER'S DIRECT DIAL: (212) 424-8662

LONDON
A MULTINATIONAL PARTNERSHIP
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
AFFILIATED OFFICE
ALMATY
BEIJING

1934 Act
Rule 14a-8(e)

January 9, 2007

<u>VIA FEDEX</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: <u>IDACORP, Inc. -- Shareholder Proposal</u>

Ladies and Gentlemen:

We are writing on behalf of IDACORP, Inc., an Idaho corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") and a supporting statement (the "Supporting Statement") submitted by Mr. John Jennings Crapo (the "Proponent") in connection with the annual meeting of the Company's shareholders to be held in May 2007. We believe that the Proposal and the Supporting Statement may be properly excluded from the Company's 2007 proxy statement, pursuant to Rule 14a-8(e) and Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Supporting Statement.

Copies of the Proposal and Supporting Statement are enclosed as <u>Exhibit A</u>.

Enclosed for filing pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter, the Proposal and the Supporting Statement. We are forwarding a copy of this letter to the Proponent as required.

Grounds for Omission of the Proposal and the Supporting Statement

Pursuant to Rule 14a-8(f), a shareholder proposal may be omitted if such proposal violates any of the Commission's procedural requirements for inclusion of a proposal in a company's proxy materials. Rule 14a-8(f) further states that a company may omit an untimely shareholder proposal from its proxy materials, without notifying the proponent of the deficiency, because such a procedural deficiency cannot be remedied.

We believe the Proposal violates Rule 14a-8(e), in that the Proposal was received after the deadline for inclusion in the 2007 proxy statement.

The Company's 2006 proxy statement stated that the deadline for shareholders to submit proposals for inclusion in the 2007 proxy statement was December 11, 2006. The Proposal was dated December 22, 2006 and was received on December 26, 2006.

Because the Proposal was received after December 11, 2006 and this procedural violation cannot be remedied, we believe that the Proposal and the Supporting Statement may be omitted from the 2007 proxy statement in reliance on Rule 14a-8(e) and Rule 14a-8(f).

Conclusion

Based on the foregoing, we request that the Staff concur in our view that the Company may omit the Proposal and the Supporting Statement in their entirety from the 2007 proxy statement and that no enforcement action will be recommended to the Commission if the Proposal and the Supporting Statement are excluded.

* * *

The Company expects to file proxy materials with the Commission on or about April 9, 2007.

If you have any questions regarding this request, or need additional information, please telephone me at (212) 424-8662. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Very truly yours,

Elizabeth W. Powers

Elizabeth W. Powers

Encl.
cc: Mr. John Jennings Crapo

Exhibit A

J. J. CRAPO, Homeless Shareholder IDACORP
Suspended LSW, et cetera
PO Box 400151
CAMBRIDGE MA 02140-0002
page one (01) of seven (07) PP
22nd December 2006
Via Express Mail, return receipt requested
IDACORP N C office of Corporate Secretary
attn please Corporation Secretary
PO Box 70 Boise IDAHO

Re: Shareholder Proposal to next meeting of IDACORP shareholders convened as an assembly of IDACORP Shareholder an proxies meeting as stockholder meeting.

Dear Master Secretary.

Shareholder, I've been a long time, I've submitted many shareholder proposals introduced one at IDACORP annual meeting of shareholders and I've introduced and presented shareholder proposals at National Corporations which are publicly held this shareholder proposal I plan to present. I plan to continue to carry my shares IDACORP. Until conclusion of next shareholder meeting of IDACORP in fact early this week via Express Mail RRR made an optional cash donation to my account by the Dividend Reinvestment plan which you have at another financial institution which I plan to keep too - a check payable to your order of a major agency of the United States of America ("USA"). I've had some discussion with YOUR shareholder services who said it had

more

Page two(02) of seven (07) pp

argument under the So-Called Patriot act to question source of my income and I find from news Dec 21 2006 the U.S. House of Senators approved December 21st Calendar Year 2005 to Keep said Patriot act from expiring on Dec 21 2005 an extension of six (06) months. It was an unlawful request by your corporation stockholder services location. Someone has said "People change & forget to tell each other..." I say they didn't forget: they mislead me in a willful manner to injure me.

My shareholder proposal

We request the IDACORP Board of Directors ("Directors") to take action to compell nations and other entities who are responsible for the IRAQ situation U.S. military involvement, deaths and casualties of USA military personnel, USA civilians personnel and others of America there to pay for this involvement. The costs are high for this and promise to become higher. We request a complete report on this in the proxy statement of the next successive IDACORP shareholder meeting as assembled meeting of directors and shareholders convened as a Stock-

page three (03) // seven (07) pp
Shareholder (re) pp to IDACORP INC
holder meeting

reasons
I was waiting at the lottery desk
I was at the lottery desk within ready for my here at the men's homeless shelter of the Pine Street INN, Boston's South End (MA) & I noticed many men assembled for the same reason to claim a cot ticket for one (01) night one (01) person & divers others forfeited a ticket since they failed to submit but one entry for a lottery ticket this place has a diversity of inhabitants here for homelessness substance abuse, and other troubles AND I'M told there are aliens there too - and goodly numbers of them
The IRAQ involvement was initiated by another nation & we as it's principal ally when it's chief executive officer was to make an international address as to his intentions & reasons Someone at said inn - who claims to be from one (01) of that nation's dependencies - abruptly changed channel on TV there were murmurations about the place - executive officer was wrong the involvement was to begin but at that time those who objected had time to write that executive
MORE

or said officials authority authority so stating & giving reasons. Had appropriate comments been delivered the writer having sound reasons to object thereto might've been spared the grief & other expense we all have at the fatalities and casualties of our members of USA military & other USA persons & costs. Nationals of that nationals of that country & it's allies might have made the difference.

Sometime ago shareholder proponent submitted a different proposal but with similar reasons and included verifying information in abundance. Simply his contention that the nation of whom we are it's principal ally should pay for all the Near East trouble of USA AND suggesting the Sovereign of the Nation to our immediate North appoint the nominee of the USA President as regent of that nation and use that authority to provide the USA Treasury Department the money due the USA.

This proposal provides the Directors many options to proceed with this. There are precedents for this action.

More

one (01) well known one (01) was the alabama claims proponent looked for some-thing in room of empty shelves Dec 23 2006 to verify his recollections on that. Briefly it said (but shelves were empty) that country whom we're it's chief ally today and it's sovereign's other ea realms, dependencies condominiums, & other territories had violated the internal sovereignty of the US of in intruding as a helper of the Confederate States of America in it's rebellion because of his Emancipation the then USA President's Emancipation proclamation it went to international arbitration & then a tribunal which received claims, adjudicated them & paid them. this occurred after many US of leaders demanded war against that nation to our direct North & forcibly annexing it.

recently in fact today proponent wrote the Honourable Lieutenant Governor of IDAHO & informing it of the National publicity which has resulted in a planned celebrations at IDAHO on the occasion of it's former Lt Governor - state senate president being elected the "Gem" State's Governor. in doing that proponent simply obeying SEC's Laws rules & regulations which prohibits

More

page six (06) of seven (07) pages
Shareholder Crapo to IDACORP

shareholder proposal intrudes into ordinary business of the corporation
IDACORP would make a qualifying administrator of that nation's for our north Hydro-Electric power profits Which could be sent to our U.S. treasury to pay back US all as a USA for the complete cost of the war as well as damages for it
Writing this is unpleasant and after hearing announcements showing areas would be off limits at 8:30 pm I had to promptly go-up stairs carrying my heavy loads - in showers there were inconveniences and once at cot more I noticed a familiar appearing wheel chair person removing bedding from a cot & able of elevator & I wondered if he were taking bedding to another floor and I think of the casualties of the IRAQ situation & wonder how many end up in wheel chairs because of injuries or are injured of mental illness & then attempt unsuccessful suicide, sharing they lives using wheel chairs of fortune or as quadriplegics. The wheelchair reminded me of a Marshall who guided his country after an unsuccessful war which he helped precipi-
more he

Page seven (07)
Shareholder Crq fo to IDACORP
date & is known for failing to provide his soldiers with water trucks filled with water & then failed to go to presidential suite of a hotel & instead to a cottage on a military base where melons his colonel's commanded a coup d'etat against him - that, of course, damps his enthusiasm for charisma as a job qualification
supporting statement fini
in event you've questions please write me

tate + is known for failing to provide his soldiers water trucks with water and then later he failed to a hotel's presidential suite and instead went to a military base cottage where one (01) of his colonel's, a charismatic Maj. Commanded a coup d'etat against the Marshall president.

Dec 23d 2006 Disappointment they am-dampening my moral I couldn't find my Blue bag with my toilet articles which I Needed after USING Urinal, commode & for my oral hygiene & other purposes.

Briefly & sincerely,

IF You've more questions please contact me by letter at my PO Box

Briefly & sincerely

J McJimmy Crapo

C.C. Via Certified Mail RRR to Hon US Securities & Exchange Commission

JJC/JJC

J.J. Crapo.
Harmless shareholder
IDACORP
PO Box 400151
Cambridge MA 02140-0002

22 Dec 2006

Via C.M.RRR
USA Securities & Exchange Commission
Division of Corporation Finance
attn: Messr Division Director
Washington DC 20549-0213

Dear Division

Enclosed I call to your attention my IDACORP shareholder proposal. This date

Sincerely & briefly

[signature]

c.c. Via Express Mail
RRR

to IDACORP INC
attn: Messr. it's Corporate Secretary

JJC/JJC

[Typed Copy of Proposal]

J.J. Crapo, Homeless Shareholder IDACORP
Suspended LSW, et cetera
PO Box 400151
Cambridge MA 02140-0002

22nd December 2006

Via Express Mail return receipt requested
IDACORP INC office of Corporate Secretary
attn please Corporation Secretary
PO Box 70 Boise Idaho

Re: Shareholder Proposal to next meeting of IDACORP shareholders convened as an assembly of IDACORP Shareholder an proxies meeting as stockholder meeting.

Dear Master Secretary.

Shareholder I've been a long time. I've submitted many shareholder proposals introduced one at IDACORP annual meeting of shareholders and I've introduced and presented shareholder proposals at national corporations which are publicly held. This shareholder proposal I plan to present. I plan to continue to own my shares IDACORP until conclusion of next shareholder meeting of IDACORP in fact early this week via Express mail RRR made an optional cash donation to my account by the Dividend Reinvestment Plan which you have at another financial institution which I plan to keep too. A check payable to your order of a major agency of the United States of America ("USA"). I've had some discussion with your shareholder services who said it had a right under the so-called Patriot Act to question source of my income and I find from news Dec 21 2006 the U.S. House of Senators approved December 21st calendar year 2005 to keep said Patriot Act from expiring on December 21, 2005 an extension of six (06) months. It was an unlawful request by your corporation stockholders services location. Someone has said "People change & forget to tell each other." I say they didn't forget; they mislead me in a willful manner to injure me.

My shareholder proposal

We request the IDACORP Board of Directors ("Directors") to take action to compell nations and other entities who are responsible for the Iraq situation U.S. military involvement, deaths and casualties of USA military personnel, USA civilians personnel and others of America there to pay for this involvement. The costs are high for this and promise to become higher. We request a complete report on this in the proxy statement of the next successive IDACORP shareholder meeting as assembled meeting of proxies and shareholders convened as a stockholder meeting.

reasons

I was waiting at the lottery desk I was at the lottery desk within reach for my here at the men's homeless shelter of the Pine Street Inn, Boston's South End (MA) & I noticed many men assembled for the same reason to claim a cot ticket for one (01) night, one (01) person & divers others forfeited a ticket since they failed to submit but one entry for a lottery ticket this place has a diversity of inhabitants here for homelessness, substance abuse, and other troubles and I'm told there are aliens there too - and goodly number of them.

The Iraq involvement was initiated by another nation & we as it's principal ally when it's chief executive officer was to make an international address as to his intentions & reasons. Someone at said inn - who claims to be from one (01) of that nation's dependencies - abruptly changed channel on TV there were ruminations about the place executive officer was wrong. The involvement was to begin but at that time those who objected had time to write that executive or said official's appointing authority so stating & giving reason. Had appropriate comments been delivered the writers having sound reasons to object the USA might've been spared the grief & other expense we all have at the fatalities and casualties of our members of USA military & other USA persons & costs. Nationals of that nationals of that country & it's allies might have made the difference.

Sometime ago shareholder proponent submitted a different proposal but with similar reasons and included verifying information in abundance. Simply his contentions that the nation of whom we are it's principal ally should pay for all the Near East trouble of USA and suggested the sovereign of the nation to our immediate north appoint the nominee of the USA President as regent of that nation and use that authority to provide the USA Treasury Department the money due the USA.

This proposal provides the Director many options to proceed with this. There are precedents for this action. One (01) well known one (01) was the Alabama claims proponent looked for something in room of empty shelves Dec 23 2006 to verify his recollection on that. Briefly it said (but shelves were empty) that country whom we're it's chief ally today and it's sovereign's otherea realms, dependencies, condominium, & other territories had violated the internal sovereignty of the USA in intruding as a helper of the Confederate States of America in it's rebellion because of his Emancipation the USA President's Emancipation Proclamation it went to international arbitration & then a tribunal which received claims, adjudicated them & paid them. This occurred after many USA leaders demanded war against that nation to our direct north & forcibly annexing it.

Recently in fact today proponent wrote the Honorable Lieutenant Governor of Idaho & informed it of the national publicity which has resulted in a planned celebrations at Idaho on the occasion of it's former Lt Governor–State Senate President being elected the "Gem" State's Governor. In doing that proponent simply obeying SEC's laws, rules & regulations which prohibits shareholder proposal intruding into ordinary business of the corporation.

IDACORP would make a qualified administrator of that nation's to our north Hydro-Electric power profits which could be sent to our US treasurer to pay back us all as a USA for the complete costs of the war as well as damages for it.

Writing this is unpleasant and after hearing announcements shower area would be off limits at 8:30 p.m. I had to promptly go - upstairs carrying my heavy loads - in showers there were inconveniences and once at cot more & I noticed a familiar appearing wheelchair person removing bedding from a cot & a bell of elevator & I wondered if he were taking bedding to another floor and I think of the casualties of the Iraq situation & wonder how many end up in wheelchairs because of injuries or are injured of mental illness & then attempt unsuccessful suicide spend their lives using wheelchairs if fortunate or as quadriplegics. The wheelchair reminded me of a marshal who guided his country after an unsuccessful war which he helped precipitate & is known for failing to provide his soldiers with water trucks filled with water & then failed to go to presidential suite of a hotel & instead to a cottage on a military base where one (01) of his colonels commanded a coup d'etat against him and that, of course, damps his enthusiasm for charisma as a job qualification.

supporting statement fini
in event you've questions please write me

& is known for failing to provide his soldiers water trucks with water and then later on failed to a hotel's presidential suite and instead went to a military base cottage where one (01) of his colonel's, a charismatic man, commanded a coup d'etat against the marshal president.

Dec 23 2006 disappointment this AM - dampening my morale. I couldn't find my blue bag with my toilet articles which I needed after using urinal, commode & for my oral hygiene & other purposes.

Briefly & sincerely, if you more questions please contact me by letter at my P.O. Box.

Briefly & sincerely,

John Jennings Crapo

C.C. Via Certified Mail RRR to Hon. U.S. Securities & Exchange Commission
JJC/jjc

J.J. Crapo
Homeless shareholder
IDACORP
PO Box 400151
Cambridge MA 02140-0002

22 Dec 2006

Via C.M RRR
USA Securities & Exchange Commission
Division of Corporation Finance
attn please Division Director
Washington DC 20549-0213

Dear Division

Enclosed I call to your attention my IDACORP shareholder proposal. this date

Sincerely & briefly,

John Jennings Crapo

C.C. via Express Mail RRR to IDACORP INC attn please it's corporate secretary

JJC/jjc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IDACORP, Inc.
Incoming letter dated January 9, 2007

The proposal relates to U.S. involvement in Iraq.

There appears to be some basis for your view that IDACORP may exclude the proposal under rule 14a-8(e)(2) because IDACORP received it after the deadline for submitting proposals. We note in particular your representation that IDACORP did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if IDACORP omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END